Kenneth R. Koch | 212 692 6768 | krkoch@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com
October 29, 2010
Via EDGAR and by Federal Express
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Re:	NewLead Holdings, Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed on March 18, 2010
File Number 1-32520
Ladies and Gentlemen:
     On behalf of NewLead Holdings, Ltd. (the “Company”), we hereby respond to comments of the Securities and Exchange Commission (the “Commission”) provided by a letter dated September 29, 2010 (the “Comment Letter”) from the staff at the Commission (the “Staff”) with respect to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2009, as initially filed with the Commission on March 18, 2010. The Company’s responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response.
SEC Comment
1.	We note from disclosure in prior Form 20-Fs filed by your predecessor, Aries Maritime Transport Ltd., that Aries chartered vessels to CMA CGM and Mediterranean Shipping Company. These companies have multiple offices and agencies in Iran, Syria, Sudan and Cuba, countries which are identified as state sponsors of terrorism by the U.S. Department of State and subject to U.S. economic sanctions and export controls. We also note from a September 2008 news article that these companies ship products to and from Iran. We note that your current Form 20-F does not provide disclosure about contacts with these countries. Please update us on your direct and indirect contacts with Iran since Aries Maritime Transport Ltd.’s letters to us of July 18, 2007 and September 4, 2007. In addition, describe to us the nature and extent of your past and current contacts with Syria, Sudan and Cuba, if any, whether through subsidiaries, charterers, or other direct or indirect arrangements. Please describe to us any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria, Sudan or Cuba as applicable, or entities controlled by the governments of these countries. We note, for example, that Aries Maritime chartered vessels to Iran’s national shipping company, Islamic Republic of Iran Shipping Line.
Company’s Response
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
October 29, 2010

     CMA CGM and Mediterranean Shipping Company were counterparties in time charter parties (i.e., period leases, the “Charters”) of two container vessels owned by Aries Maritime Transport Ltd. The Charters were entered into prior to the change in control of the Company in October 2009. As disclosed by the Company in its public filings, the Company’s container ship operations have been discontinued, and the two vessels that were subject to the Charters were sold in January 2010. Thus, the Company no longer conducts any business with either CMA CGM or Mediterranean Shipping Company.
     Prior to the change in control in October 2009, the Company engaged in only limited ship management activities and outsourced most technical and commercial management of its vessels. The Company has made inquiry of the third party ship management companies as to whether those two vessels called at ports in any of Iran, Syria, Sudan or Cuba (the “Identified Countries”) prior to the sale of such vessels. We note that CMA CGM and Mediterranean Shipping Company are sizable shipping companies, with approximately 650 and 421 offices, respectively, around the world. Their vessels call in many countries. The Company has no reason to believe that those vessels called at a port at an Identified Country.
     Except for the charter discussed in the correspondence (the “Prior Correspondence”) between the Company and the Commission in the correspondence dated July 18, 2007 and September 4, 2007 and for one stop in 2008 in Iran, and one stop in 2008 in Syria by vessels that were chartered to third parties at the time of the stops, neither the Company nor any of its subsidiaries entered into any contractual relationship or had direct or indirect contacts with the governments of the Identified Countries, or entities controlled by the governments of the Identified Countries, nor, to the Company’s knowledge for periods prior to the change of control, have its vessels traded in or with the Identified Countries, with their respective governments or any entities owned or controlled by the governments of any of the Identified Countries (collectively, the “Prohibited Entities”) The charter described in the Prior Correspondence expired in 2008 and the related vessel was also sold that year.
     In addition, the management of the Company has adopted a policy prohibiting the entry into new business relationships involving any of the Identified Countries and Prohibited Entities, and it also currently requires that the following clause or a clause to the same effect be included in all of its charter parties with respect to voyages that may be undertaken by the vessels owned or chartered by the Company:
“Always excluding all countries under US/UN embargo, boycott, sanction or other restriction, whenever enacted.”
     Most of the charters entered into, and still active, when management of the Company changed, contained a clause similar to that below with respect to voyages that could be undertaken.
“Any areas and/or countries banned or boycotted by U.N., all embargoed countries and any other countries prohibited from calling by the flag, state and a Gypsy Moth infested area including Russian Pacific ports within March/October.
Should the political, social and/or other situation for a normal trading of the vessel in the above allowed or excluded countries/area change, then such

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
October 29, 2010

country(ies)/area(s) shall be excluded or allowed through the mutual discussion, agreement and conditions.”
               In addition, the Company is aware of efforts that are underway in the industry to assist ship owners, charterers and others involved in the shipping industry to develop industry-standard charter party clauses to deal with the impact of economic sanctions and compliance with sanctions legislation, especially in light of the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 (CISADA), which was signed into law and came into force on July 1, 2010, and the adoption, on June 9, 2010, by the UN Security Council of resolution 1929 requiring States to impose additional economic sanctions with respect to Iran. For example, the Baltic and International Maritime Council, an independent international shipping association that acts on behalf of its global membership to promote higher standards and greater harmony in regulatory matters, is in the process of considering clauses that will address issues such as the position of a vessel owner or even a charterer in the middle of a charter party chain who discovers that orders have been given that would involve the vessel being engaged in activities which contravene or which could trigger the imposition of sanctions against a ship owner or a vessel.
     The Company is keeping abreast of, and intends to follow the foregoing, and other developments, including the implementation of European Union sanctions prohibitions with respect to Iran, in its efforts to ensure that it takes steps to ensure that its own activities and the activities of its vessels will not violate any applicable sanctions laws or prohibitions, or constitute activities which could trigger sanctions under laws like CISADA and similar laws. Toward this end, the Company, ahead of industry-wide standards, is in the process of further developing and refining the exclusions clauses (mentioned above) in its charter parties so that exclusions are more comprehensive and clear, and to also ensure that vessels are prohibited by the Company from undertaking prohibited voyages to the Identified Countries, and from engaging in prohibited transactions and activities with or involving the Prohibited Entities, or which could trigger the imposition of sanctions against the Company or its vessels.
     Six of the vessels (the “Six Vessels”) that the Company acquired from a private company in 2010 were subject to charters that did not prohibit or exclude calls at ports at one or more of the Identified Countries. The Company now does the technical management of its vessels internally and can state that that none any of the Six Vessels under such charters has made any calls to an Identified Country since such vessels were acquired by the Company.
     The Company is endeavoring to come to agreement with contract/charter counter parties to amend the relevant contracts/charters with respect to the Six Vessels to exclude: (i) voyages to and from the Identified Countries, (ii) transactions and activities with or involving Prohibited Entities, and (iii) activities which could trigger the imposition of sanctions. Such exclusions may, however, have exceptions for certain voyages and contacts such as those for or in connection with the transportation of food and agricultural commodities to these countries,
SEC Comment
2.	Please discuss the materiality of your contacts with Iran, Syria, Sudan or Cuba, as applicable, described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms,

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
October 29, 2010

including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba. In this regard, we note [the] disclosure in your Form 20-F that you are dependent on three charterers for the majority of your revenues. Please tell [us] whether these charterers include CMA CGM and Mediterranean Shipping Company, and address the potential for reputational harm based upon your relationships with CMA CGM and Mediterranean Shipping Company.
Company’s Response
     The three charterers which generate a majority of the Company’s revenues do not include CMA CGM or Mediterranean Shipping Company and the three charterers do not charter any of the Six Vessels. In any event, the Company believes that revenues attributable to the Identified Countries has been de minimis and indirect in terms of revenue in the relevant period.
     Given that the Company believes that none of the Company’s revenues over fiscal 2009 or to date in 2010 was generated from activities at all connected with the Identified Countries or Prohibited Entities, either directly or indirectly through its charter parties or otherwise, the Company believes there is no material investment risk, whether qualitative or quantitative to the Company’s security holders. The Company’s policy to exclude, and the steps that it has taken, and which it will continue to take, to exclude Identified Countries and Prohibited Entities from charter parties, as discussed above and below, is expected to be seen as an admirable corporate characteristic, which may make the Company’s securities more virtuous and thus more attractive to investors and holders.
     Given that the charters for the Six Vessels do not yet exclude voyages to or activities involving all the Identified Countries, the Company will consider adding a risk factor to its disclosure relating to the possibility of such activities, which are outside of its control, occurring and the potential consequences thereof.
SEC Comment
3.	Please discuss the applicability of the sanctions recently enacted by the U.S. government under the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 and how you expect the sanctions to impact your business.
Company’s Response
     The provisions of the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 or CISADA (amending the Iran Sanctions Act of 1996 (the “ISA”)) which could potentially apply

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
October 29, 2010

to the activities of the Company (and its vessels) is the provision requiring the imposition of specified sanctions if a person on or after the enactment of CISADA, has knowingly12 sold, leased, or provided to Iran goods, services, technology, information, or support (that have a fair market value of $1 million or more, or during a 12 month period, have an aggregate fair market value of $5 million or more) that could directly and significantly contribute to Iran’s ability to import refined petroleum products. In this regard, we understand that providing ships or shipping services to deliver refined petroleum products to Iran would constitute sanctionable services and support.
     It is also possible that the provisions of CISADA requiring the imposition of sanctions against a person who has knowingly sold, leased, or provided to Iran, inter alia, goods (e.g., possibly ships) and services (e.g., possibly transportation services) that could directly and significantly facilitate the maintenance or expansion of Iran’s domestic production of refined petroleum products could be implicated by Company vessels transporting cargoes to Iran. Sanctions in this regard would also be triggered if any of the foregoing activities individually has a fair market value of $1 million or more, or during a 12 month period, has an aggregate fair market value of $5 million or more. It is not yet clear whether the U.S. Government will construe this provision of CISADA to apply to ships, charterers and ship owners.
     In light of the exclusions for Iran in the Company’s charter parties for its vessels, even if the quantitative and other criteria are met for the imposition of sanctions under either of the foregoing provisions, it is highly unlikely that CISADA sanctions would be imposed on the Company or its vessels. Any voyage by a Company vessel that transports, for example, refined petroleum products to Iran would be in violation of an express exclusion of the charter party/contract, and such voyage would be undertaken while the vessel is out of the Company’s control and without the Company’s knowledge. Accordingly, the Company and/or its vessels are highly unlikely to meet the criteria for sanctions under CISADA.
     Two of the Six Vessels are tankers (the “Tankers”) capable of transporting refined petroleum products to Iran, and thus could be involved in CISADA sanctions-triggering trade with Iran, e.g., transporting refined petroleum products to Iran. None of the Six Vessels’ charter parties, which include the Tankers, currently contain exclusion for trade with Iran. Therefore, the risk that the charterers of the Tankers, not hampered by a contractual Iran exclusion, could engage in CISADA sanctions-triggering trade with Iran is greater than it would be if there were an Iran exclusion in the charter parties for the Tankers. As noted above, the Company is in the process of seeking to amend the charter parties (contracts) related to the Six Vessels so that appropriate exclusions are inserted in the charter parties for all of the Six Vessels for the Identified Countries and the Prohibited Parties (and not just for CISADA-offending trade with Iran). The Company has also put the charterers of the Tankers on notice that they could face CISADA sanctions if they engage in CISADA sanctions-triggering trade with Iran. Based on the foregoing, we believe that the risk that the Tankers will be involved in CISADA sanctions-triggering trade is extremely low.

[1]	Under CISADA, knowingly means knew (actual knowledge) or should have known (constructive knowledge).

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
October 29, 2010

     CISADA requires prospective contractors with the U.S. Government to certify that they do not engage in any activity for which sanctions may be imposed under the ISA, as amended by CISADA. To the extent that it may ever be necessary, the Company is confident that it will be able to provide such a certification.
     CISADA’s provisions dealing with divestment from companies that invest in Iran do not apply to the Company. The Company has no investments, and has no plans to invest, in Iran. In any event, the authorization provided under CISADA for U.S. state or local governments to divest from or prohibit investment in a person (company) is implicated where a person invests $20 million or more in Iran’s energy sector, or, if a financial institution, extends credit of $20 million or more to energy projects in Iran.
     In summary, the provisions of CISADA are highly unlikely to have any adverse impact on the Company or its security holders.
* * *
     The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call the undersigned at (212) 692-6731 with any comments or questions and please send a copy of any written comments to this response to:
Kenneth R. Koch, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,
/s/ Kenneth R. Koch
Kenneth R. Koch

cc:     Securities and Exchange Commission (Cecilia Blye, Chief, Office of Global Security Risk)